

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 8, 2016

Via E-mail
Geoffrey S. Sheils
President, Chief Executive Officer and Director
First Sentry Bancshares, Inc.
823 Eighth Street
Huntington, WV 25701

>   **Re: First Sentry Bancshares, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed July 14, 2016**
>   **File No. 024-10581**

Dear Mr. Sheils:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II and III

Cover Page of Offering Circular

1.   In accordance with Item 1(d) of Form 1-A, please disclose here the aggregate amount of securities being registered and offered as part of the merger consideration.

2.   We note that you may distribute cash on a pro rata basis to former Rock Branch shareholders if you reduce certain branch closing expenses on or before the second

anniversary of the closing. In this regard, we note your "Contingent Value Rights" disclosure on page 60. Briefly disclose here that the shareholders of Rock Branch, subject to the occurrence of certain conditions, may receive additional cash as part of the cash portion of the merger consideration.

Summary

Interests of Certain Persons in the Merger (page 79), page 16

3.   Please tell us whether the two Rock Branch Directors who will become First Sentry Directors plan to file consents or sign a pre-qualified amendment to a future amendment to the offering statement.

Proposal 1 – Approval of the Merger

Opinion of Rock Branch's Financial Advisor, page 68

4.   Please disclose First Sentry's internal financial projections for the year ending December 31, 2016 as well as any other financial projections or operating data that you shared with Rock Branch's financial advisor. Please refer to disclosure in clause (iv) on page 71.

5.   Please quantify the fees and reimbursements that Rock Branch agreed to pay Austin Associates, LLC and Investment Bank Services. Please also disclose that Investment Bank Services' fee is contingent upon the completion of the merger.

Waiver and Amendment, page 93

6.   We note your disclosure that "any provision of the Merger Agreement" may be waived. However, we also note your disclosures on pages 12 and 80 that there are certain conditions to complete the merger that may not be waived. Please revise to address this apparent discrepancy, as well as discuss whether you will re-solicit shareholders' consent in the event of a waiver of an obligation to complete the merger.

United States Federal Income Tax Consequences, page 95

7.   We note that counsel has provided a short form opinion. As such, please revise your disclosure, and direct counsel to revise its respective opinion, to state that the discussion in the prospectus *is* the opinion of counsel. Please refer to Section III.B of Staff Legal Bulletin No. 19 for guidance. Please also delete your disclosure that the discussion of U.S. federal income tax consequences in your combined proxy statement/offering circular is "for general information only" or a "general discussion." Make corresponding revisions on pages 7 and 11.

Exhibits

8.   Please file Austin Associates, LLC's consent for the use of its fairness opinion in your combined proxy statement/offering circular. Refer to Part III, Item 17.11 of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Thomas J. Murray, Esq.